

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2013

Via E-mail
Kurt P. Kuehn
Chief Financial Officer
United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

> **Re: United Parcel Service, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-15451**
> **Form 10-Q for Quarterly Period Ended March 31, 2013**
> **Filed May 3, 2013**
> **File No. 001-15451**

Dear Mr. Kuehn:

We have reviewed your filings and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis

Items Affecting Comparability

Defined Benefit Plans Mark-to-Market Charge, page 23

1. You attribute the mark-to-market losses primarily to decreases in the discount rates used to value your projected benefit obligations. Given the significance of the mark-to-market charge to your 2012 results, please expand your disclosure to discuss the reason for the decline in the discount rates used to value your projected benefit obligations and quantify the impact of such on the periodic benefit cost recognized. Your discussion in "Pension and Postretirement Medical Benefits" within "Critical Accounting Policies and Estimates"

excludes the impact of actuarial gains and losses recognized outside of the corridor. In view of this, your revised disclosure should also specifically discuss the factors that determine the amount recognized outside of the corridor that impact the periodic benefit cost reported and affect the relative magnitude of such (for example, by providing any sensitivity analysis appropriate for this purpose). Please provide us with your intended revised disclosure.

2. Please quantify the "actual rate of return on plan assets exceeding the expected rate of return" disclosed in the second sentence of the disclosure under this heading. Also, explain how this difference was factored into the mark-to-market charge and how the disclosed decrease in the discount rates used more than offset the impact of this difference in determining the mark-to-market charge. Please provide us with your intended revised disclosure.

Results of Operations – Segment Review, page 24

3. You disclose here that you supplement the reporting of your financial information determined under generally accepted accounting principles with certain non-GAAP financial measures adjusted for the non-comparable items discussed previously. You also disclose that you believe that these adjusted financial measures are important indicators of your recurring results of operations because they exclude items that may not be indicative of, or are unrelated to, your core operating results, and provide a better baseline for analyzing trends in your underlying businesses. The preceding appears to apply to both segment and consolidated amounts. Please explain to us and disclose why your adjustment to exclude the defined benefit plans mark-to-market charge is considered to be meaningful when it appears that this charge may be a routine consequence of your accounting policy in regard to your defined benefit plans that you consider to be preferable treatment and representative of the cost of your plans.

4. In connection with the above comment, please tell us and disclose what your defined benefit plans costs adjusted to remove the effect of the mark-to-market charge represents. If the unadjusted amount reflects the immediate recognition of all pension actuarial gains, with actuarial gains/losses representing the effects of experience differing from assumptions, including the difference between actual and expected return on plan assets and the effects of changes in assumptions during the year, it appears that the purpose of the adjusted amount is to eliminate these actuarial gains and losses. If the preceding is true, we believe disclosure similar to the preceding is meaningful information. In connection with the preceding, we also believe it is meaningful to disclose that the adjusted amount reflects the expected return on plan assets rather than the actual return on plan assets, with disclosure of the respective dollar and percentage amounts for each of the expected and actual returns. Also to the extent true, we believe it is meaningful to state that the adjusted amount depicts an approach that is comparable to the accounting for your defined benefit plans in the first three quarters under GAAP. Please advise and revise as appropriate.

Critical Accounting Policies and Estimates

Pension and Postretirement Medical Benefits, page 51

5. In the sentence below the table on page 51, please clarify what the discount rate disclosed represents, for example, whether it is the weighted average of the discount rates for each of the U.S. pension benefits, U.S. postretirement medical benefits and international pension benefits and whether it is the discount rate used in determining the net periodic benefit cost or benefit obligations.

Notes to Consolidated Financial Statements

Note 4: Company-sponsored Employee Benefit Plans

Actuarial Assumptions, page 69

6. You disclose under the table on this page the effect of each basis point increase in the discount rate in decreasing the projected benefit obligation. Since the recent trend has been, and appears from disclosure elsewhere to continue to be, a decrease in the discount rate that increases the projected benefit obligation, please disclose this impact as well.

Form 10-Q for Fiscal Period Ended March 31, 2013

Notes to Unaudited Consolidated Financial Statements

Note 9: Legal Proceedings and Contingencies

Judicial Proceedings, page 14

7. The second paragraph on this page discusses the case about the rebranding of The UPS Store franchises. You disclose in this paragraph that you reached a settlement in principle for this case. The third paragraph on this page appears to refer to the case in the second paragraph. In the third paragraph you continue to disclose that you are not able to estimate a possible loss or range of loss that may result from this matter or to determine whether such loss, if any, would have a material adverse effect on your financial condition, results of operations or liquidity. Given that a settlement in principle exists, please advise us why your continued disclosure is appropriate.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief